UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')

Transaction notification

Issued: 28 August 2024, London UK

Bepirovirsen granted SENKU designation in Japan for chronic hepatitis B

●    Designation expedites review of bepirovirsen as a potential treatment for people living with chronic hepatitis B (CHB)
●     Designation based on strength of data from the B-Clear and B-Sure trials and need for innovative medicines to achieve functional cure
●     SENKU follows US FDA Fast Track designation earlier this year

GSK plc (LSE/NYSE: GSK) today announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) has granted SENKU (formerly known as SAKIGAKE) designation for bepirovirsen, an investigational antisense oligonucleotide (ASO) for the treatment of chronic hepatitis B (CHB). SENKU designation is granted based on the level of innovation, severity of disease, and prominent efficacy. The goal of SENKU designation is to increase early patient access to innovative medicines through an expedited review process to treat serious conditions and fill an unmet medical need.

The designation is based on results from the phase IIb B-Clear and B-Sure trials1,2 which evaluated the efficacy, safety and durability of response of bepirovirsen in people with CHB. A confirmatory phase III programme, B-Well, is ongoing. This is the second regulatory designation in 2024 for bepirovirsen, following the US Food and Drug Administration (FDA) Fast Track designation for bepirovirsen granted earlier this year. Further information is available at: https://www.gsk.com/en-gb/media/press-releases/gsk-receives-us-fda-fast-track-designation-for-bepirovirsen-in-chronic-hepatitis-b.

CHB affects 257 million people worldwide, and nearly 1 million people in Japan.3 Current treatment options provide a functional cure rate of less than 2-8% for pegylated interferon (PegIFN) and less than 1% for oral treatments (nucleoside/nucleotide analogues [NAs]).4 Functional cure occurs when the hepatitis B virus DNA and viral protein, hepatitis B surface antigen (HBsAg), are at levels low enough to be undetectable in the blood and can be controlled by the immune system without medication. Current therapies only suppress the virus and do not directly lower HBsAg, which is essential for functional cure.

Bepirovirsen is the only single agent in phase III development that has shown the potential to achieve clinically meaningful functional cure response when combined with oral NAs. Bepirovirsen is also being investigated as a potential backbone therapy in future sequential regimens to pursue functional cure in a broader population of patients with CHB.

About the B-Clear and B-Sure phase IIb trials
The B-Clear trial consisted of two parallel cohorts, one for patients receiving NA treatment and the other for patients who were not-on-NA. Further information is available at: https://www.nejm.org/doi/full/10.1056/NEJMoa2210027.

Longer term efficacy and durability of response is being investigated in the B-Sure trial, which follows participants from the B-Clear study for an additional 33 months and includes criteria for stopping NA therapy to evaluate the potential for functional cure in patients who successfully stop all medication and continue to demonstrate no serologic evidence of hepatitis B surface antigen (HBsAg) or HBV DNA.

About B-Well 1 and B-Well 2 phase III trials
These two multi-centre, randomised, double-blind, placebo-controlled phase III trials (B-Well 1 and B-Well 2) assess the efficacy, safety, pharmacokinetic profile, and the durability of hepatitis B virus surface antigen (HBsAg) suppression with bepirovirsen treatment in nucleos(t)ide analogue (NA)-treated participants with chronic hepatitis B and baseline HBsAg <=3000 IU/ml. The primary endpoint of the trials is the number of participants achieving functional cure with baseline HBsAg ≤3000 IU/mL.

Further information is available on CT.gov at https://clinicaltrials.gov/study/NCT05630807 and https://clinicaltrials.gov/study/NCT05630820.

About CHB

Hepatitis B is a viral infection of the liver, caused by the hepatitis B virus, that can cause both acute and chronic liver disease.5 Chronic hepatitis B (CHB) is a long-lasting infection and occurs when the body's immune system is unable to fight off the virus and it persists in the blood and liver.5 CHB is a major global health issue, affecting 257 million people across the world,3 although only about 13% of these people have a diagnosis and only 3% receive treatment.6 CHB can progress to more serious conditions like cirrhosis and liver cancer, and more than a million people die from this infection every year.

About bepirovirsen (GSK3228836)
Bepirovirsen is a triple action investigational antisense oligonucleotide (ASO), currently being evaluated in the B-Well phase III clinical trial programme for the treatment of CHB. Bepirovirsen is designed to recognise and destroy the genetic components (i.e. RNA) of the hepatitis B virus that can lead to chronic disease, potentially allowing a person's immune system to regain control. Bepirovirsen inhibits the replication of viral DNA in the body, suppresses the level of hepatitis B surface antigen (HBsAg) in the blood, and stimulates the immune system to increase the chances of a durable and sustained response.

Bepirovirsen (previously known as 'ISIS 505358 or IONIS-HBVRX') was discovered by and jointly developed with Ionis Pharmaceuticals. Bepirovirsen is one of the ASO HBV programme assets in-licensed by GSK from Ionis Pharmaceuticals in August 2019.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q2 Results for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References

1 Yuen M-F, Lim S-G, Plesniak R, et al. Efficacy and safety of bepirovirsen in chronic hepatitis B infection. N Engl J Med. 2022;387(21):1957-68.
2 Gadano et al. EASL 2023 Abstract 4132
3 Polaris Observatory Collaborators. Lancet Gastroenterol Hepatol 2023;8(10):879-907
4 Slaets, L. et al. Systematic review with meta-analysis: hepatitis B surface antigen decline and seroclearance in chronic hepatitis B patients on nucleos(t)ide analogues or pegylated interferon therapy GastroHep 2, 106-116 (2020)
5 World Health Organisation. Hepatitis B Key Facts, January 2023
6 World Health Organization. Global Hepatitis Report 2024 WHO (2024).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: August 28, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc